Exhibit 99.1

FERRARI SIGNS A MULTI-YEAR PARTNERSHIP AGREEMENT
WITH BINGX

Maranello (Italy), October 31, 2025 – Ferrari N.V. (NYSE/EXM: RACE) announces a multi-year partnership agreement between Ferrari S.p.A., its wholly-owned Italian subsidiary, and BingX, a leading crypto exchange and Web3 company.

Under the terms of the agreement – signed today and taking effect on January 1, 2026 – BingX will become a Team Partner of Scuderia Ferrari HP.

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977